OPERATING AGREEMENT OF
PLEASE & THANK YOU LLC

TABLE OF CONTENTS

OPERATING AGREEMENT OF
PLEASE & THANK YOU LLC

This Agreement, dated effective as of October 1, 2010
1. **BROOKE VAUGHN**, of 104 N. Crestmoor Ave, Louisville, Kentucky 40206, (a "Member"); and

2. **PLEASE & THANK YOU LLC** (the "LLC"), a limited liability company organized under the laws of the Commonwealth of Kentucky.

BACKGROUND
1. The Members form the LLC under the Limited Liability Company Act of the Commonwealth of Kentucky (the "LLC Act"), KRS §275.010 – et al., for the principal purpose of engaging in the business of COFFEE, TREATS, FOOD, MERCHANDISE and all matters incidental or related thereto. In addition, the LLC shall have any lawful purpose and all the powers conferred upon a limited liability company organized under the Kentucky Revised Statutes.

2. On AUGUST 13, 2010, the Articles of Organization of the LLC were filed with the Kentucky Secretary of State, and the Members ratify the filing of such (the "Articles").

3. This Agreement confirms the agreement between the parties as to the internal affairs of the LLC and the conduct of its business.

TERMS AND CONDITIONS
Intending to be legally bound, the parties agree as follows:

ARTICLE 1 PRELIMINARY MATTERS: EFFECTIVE DATE OF AGREEMENT, FORMATION OF LLC, INITIAL MEMBERS, ADMINISTRATION, ETC.
1.1 Effective Date of Agreement; Enforceability. The effective date of this Agreement (the "Effective Date") shall be the date as set forth in the Articles.

1.2 LLC's Name, Purpose, Etc. The LLC's purpose shall be as set forth above. The registered office and agent may be changed from time to time as the members see fit, by filing a change of registered agent or office form with the state LLC filing office. It will not be necessary to amend this provision of the operating agreement if andwhen such a change is made.

1.3 Reservation of Management of LLC to the Members. The management of the LLC is reserved to the Members.

ARTICLE 2 CAPITAL CONTRIBUTIONS AND LOANS
2.1 Contributions of Cash. Promptly after the parties have signed and dated this

Agreement, the Members shall transfer to the LLC as the sole and entire consideration for the Members' membership interest in the LLC (the Members' "Membership") the cash contributions identified in the attached Exhibit "A" (the "Contribution").

2.2 No Duty to Make Additional Contributions. Except for the initial Contribution, the Members shall have no duty to make additional contributions to the LLC, although possible if neccesary.

2.3 Loans by Members to LLC. The Members have no obligation to make loans to the LLC other than the Contribution, although possible if neccesary.

2.4 Member Guarantees of LLC Obligations. The Members may, but shall not be required to, guarantee the obligations of the LLC as required in order to obtain loans and or other property from a financial and/or non-financial institution and/or person.

ARTICLE 3 ALLOCATIONS AND DISTRIBUTIONS OF LLC ASSETS
Whether the LLC shall distribute its cash or other assets to the Members and the amount and timing of any such distribution shall be within the sole discretion of the Members.

ARTICLE 4 LLC MANAGEMENT AND DECISION-MAKING, ETC.
4.1 Contract Authority. The Members shall have the exclusive right, power and authority to sign contracts on behalf of the LLC and otherwise to bind the LLC in dealings with third parties.

4.2 LLC Decision-Making. The Members shall have the right to make decisions concerning the internal affairs of the LLC and the conduct of its business.

4.3 Indemnification of Members. The LLC shall fully indemnify the Members for any claim against the Members in the Members' capacity as a member of the LLC.

4.4 Advancement of Members' Litigation Expense. The LLC shall advance litigation expenses to the Members for any claim against the Members in the Members' capacity as a member.

ARTICLE 5 TRANSFERS AND PLEDGES OF LLC MEMBERSHIPS
AND INTERESTS
5.1 Transfers. No Member may transfer (whether by sale or otherwise) all or any portion of a Member's membership rights, including economic and non-economic rights, to any person at any time without the prior written consent of all other Members.

5.2 Pledges. No Member shall have the right to pledge all or any portion of the Members' membership rights to any person at any time without the prior written consent of all other Members.

ARTICLE 6 CESSATION OF MEMBER'S MEMBERSHIP

A Member shall cease to be a member of the LLC only upon the Member's death, or the Member's assignment of the Member's entire LLC interest to another person and/or entity.

ARTICLE 7 MISCELLANEOUS PROVISIONS

7.1 Amendments. No amendment of this Agreement shall be valid unless it is set forth in writing.

7.2 Governing Law. This Agreement shall be governed exclusively by the laws of the Commonwealth of Kentucky (exclusive of its laws relating to conflicts of law).

7.3 Captions. Captions in this Agreement are for convenience only and shall be deemed irrelevant in construing its provisions.

7.4 Incorporation of Articles, Etc. The Articles and all exhibits referred to in this Agreement are hereby incorporated in the Agreement and made an integral part of it.

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SIGNATURE PAGE

In witness of their acceptance of the above terms and conditions, the parties by themselves, or by duly authorized represenatatives, have signed and dated this Agreement as of the date first set forth above:



_____
BROOKE VAUGHN, Member

PLEASE & THANK YOU, LLC



_____
Brooke Vaughn, Member

EXHIBIT A

Member: Brooke Vaughn
Cash & Collateral Contribution $100,000.00
Membership Interest 100%